Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

February 28, 2013

Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:	Neuberger Berman Advisers Management Trust
File Nos. 2-88566 and 811-4255

Dear Sir or Madam:

On behalf of Neuberger Berman Advisers Management Trust (the “Trust”), attached for filing via the EDGAR System pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), is Post-Effective Amendment No. 67 (“PEA 67”) to the Trust’s registration statement on Form N-1A (“Registration Statement”) under the 1933 Act and Amendment No. 67 to the Registration Statement under the Investment Company Act of 1940, as amended.  PEA 67 is being filed to reflect a change in the investment goal of the Large Cap Value Portfolio and to reflect a name change and 80% investment policy for the International Portfolio, each an existing series of the Trust.  PEA 67 does not affect the currently effective prospectuses and statement of additional information for other series and classes of the Trust’s shares.

No fees are required in connection with this filing.  Please call me at (212) 649-8795 with any questions or comments regarding the attached.

Very truly yours,

/s/ Lisa R. Price

Attachments